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Exhibit 5.2
                                                                    News Release
                                                                    NASDAQ: MEDQ
                                                           FOR IMMEDIATE RELEASE

                       MEDQUIST REPORTS FINANCIAL RESULTS
                             FOR SECOND QUARTER 2002

         MARLTON, NJ July 25, 2002 - MedQuist Inc. (NASDAQ:MEDQ) reported revenue of $113.6 million for the three months ended June 30, 2002 and net income was $12.3 million or $0.33 per share on a diluted basis. EBITDA for the three-month period ended June 30, 2002 was $25.9 million, or 22.8% of revenue, which represents a 15.2% increase versus EBITDA for the three-month period ended June 30, 2001.

         For the six months ended June 30, 2002 revenue was $227.6 million, and net income was $24.3 million or $0.64 per share on a diluted basis. EBITDA for the six-month period ended June 30, 2002 was $51.2 million or 22.5% of revenue, which represents a 15.9% increase versus Proforma EBITDA for the six-month period ended June 30, 2001. Proforma results exclude approximately $3.0 million of pretax income related to a favorable legal settlement and $600,000 of pretax income related to the adjustment of the restructuring reserves established in 1997 and 1998.

         At June 30, 2002, MedQuist had $107.4 million of cash and cash equivalents, $77.2 million in net accounts receivable and $158.1 million of working capital.

         David A. Cohen, Chairman and Chief Executive Officer, stated, "MedQuist generated solid results during the second quarter of 2002 in spite of increased expenses related to roll out of our digital platform and the integration of the Lernout and Hauspie transcription business. MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management is enthusiastic about levering recent acquisitions and technology enhancements into profitable growth in medical document management services."

         Cohen added, "MedQuist continues to deliver on our financial guidance with another quarter of strong year to year growth. Revenue, EBITDA, net income and EPS all increased 15% or more versus the same quarter last year."

         During the three months ended June 30, 2002, MedQuist completed one small acquisition that expanded its medical coding business. On July 1, 2002, MedQuist completed the acquisition of Lanier Healthcare, a leading provider of digital dictation systems and services to the acute care hospital market.

         MedQuist is the largest electronic medical transcription service company in the United States.

Other than historical information set forth herein, this press release contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated or implied in any such forward-looking statements as a result of various risks, including, without limitation, rapidly changing technology; inability to manage and maintain growth; inability to penetrate new markets; inability to make and successfully integrate acquisitions and transition our business strategy; decreased demand for existing products; lack of a market for new products; and failure to successfully negotiate agreements to take advantage of the opportunities facing MedQuist to broaden its service offering. Additional risks associated with the Company's business can be found in its December 31, 2001 Annual Report on Form 10-K and its other periodic filings with the SEC.

Contact: Brian J. Kearns, Chief Financial Officer, MedQuist Inc., 856-810-8000 ext. 4418

                                  Tables Follow



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                                  MedQuist Inc.
                              Financial Highlights
                                   (Unaudited)
               In thousands, except per share data and percentages

                                              Three Months Ended June 30,
                                               2002              2001(2)
                                               ----              -------

Revenues                                     $113,631            $97,978

Cost of Revenues                               84,254             72,309
% of Revenues                                   74.1%              73.8%

Gross Profit                                   29,377             25,669
Gross Margin                                    25.9%              26.2%

Selling, General & Administrative               3,483              3,184
% of Revenues                                    3.1%               3.3%

EBITDA (1)                                     25,894             22,485
% of Revenues                                   22.8%              22.9%

Depreciation Expense                            4,349              4,119
% of Revenues                                    3.8%               4.2%
Amortization Expense                            1,613              2,329
% of Revenues                                    1.4%               2.4%

Operating Income                               19,932             16,037
% of Revenues                                   17.5%              16.4%

Net Interest (Income)/Expense                    (376)            (1,260)
Other (Income) Expense                            247                  0

Pretax Income                                  20,061             17,297
% of Revenues                                   17.7%              17.7%

Tax Provision                                   7,723              6,659
% of Pretax                                     38.5%              38.5%

Net Income                                     12,338             10,638
% of Revenues                                   10.9%              10.9%

Earnings Per Diluted Share                      $0.33              $0.28
Fully Diluted Shares Outstanding               37,958             37,733


Notes:
------

(1)  Earnings before interest, taxes, depreciation and amortization.
(2) In accordance with FASB No. 142, goodwill will no longer be amortized. For the three months ended June 30, 2001, the pretax income includes $886 of such goodwill amortization and an after tax effect of $545.


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                                  MedQuist Inc.
                              Financial Highlights
                                   (Unaudited)
               In thousands, except per share data and percentages

                                                  Six Months Ended June 30,
                                                2002              2001(2)(3)
                                                ----              ----------

Revenues                                       $227,605           $193,077

Cost of Revenues                                169,264            142,676
% of Revenues                                     74.4%              73.9%

Gross Profit                                     58,341             50,401
Gross Margin                                      25.6%              26.1%

Selling, General & Administrative                 7,182              6,279
% of Revenues                                      3.2%               3.3%

EBITDA (1)                                       51,159             44,122
% of Revenues                                     22.5%              22.9%

Depreciation Expense                              8,584              7,887
% of Revenues                                      3.8%               4.1%
Amortization Expense                              3,314              4,281
% of Revenues                                      1.5%               2.2%

Operating Income                                 39,261             31,954
% of Revenues                                     17.2%              16.5%

Net Interest (Income)/Expense                      (689)            (2,665)
Other (Income) Expense                              431                  0

Pretax Income                                    39,519             34,619
% of Revenues                                     17.4%              17.9%

Tax Provision                                    15,215             13,329
% of Pretax                                       38.5%              38.5%

Net Income                                       24,304             21,290
% of Revenues                                     10.7%              11.0%

Earnings Per Diluted Share                        $0.64              $0.57
Fully Diluted Shares Outstanding                 37,954             37,622


Notes:
------

(1)  Earnings before interest, taxes, depreciation and amortization.
(2) Excludes $3,000 of income related to favorable settlement of a lawsuit and $600 of income related to the adjustment of the restructuring reserves established in 1997 and 1998.
(3) In accordance with FASB No. 142, goodwill will no longer be amortized. For the six months ended June 30, 2001, the pretax income includes $1,622 of such goodwill amortization and an after tax effect of $998.


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                                  MedQuist Inc.
                              Financial Highlights
                                  In thousands

                                                      (Unaudited)    (Audited)
                                                        June 30,    December 31,
                                                          2002         2001
                                                          ----         ----
Assets:

     Current assets:
          Cash and cash equivalents                     $107,448     $ 86,334
          Accounts receivable (net)                       77,243       78,429
          Other current assets                             8,904        7,892
                                                        --------     --------
            Total current assets                         193,595      172,655
     PPE (net)                                            34,103       34,167
     Intangible assets (net)                             175,260      167,803
     Other assets                                         23,421       29,412
                                                        --------     --------
            Total assets                                $426,379     $404,037
                                                        ========     ========
Liabilities and Shareholder's Equity:

     Current liabilities:
          Current portion of long term debt             $  1,039     $  1,067
          Accounts payable                                 7,624        4,562
          Accrued payroll                                 15,127       15,764
          Accrued expenses                                11,674       15,559
                                                        --------     --------
            Total current liabilities                     35,464       36,952
     Long term debt                                           57        1,088
     Other long term liabilities                           1,406        1,187
     Shareholder's equity                                389,452      364,810
                                                        --------     --------
            Total liabilities and Shareholder's         $426,379     $404,037
                                                        ========     ========